ATCO
GROUP

Corporate Office



06013104

Telephone: (403) 292-7547
Telefax: (403) 292-7623
e-mail: Jodene.dutnall@atco.com

April 27, 2006


SEC MAIL PROCESSING
MAY 0 3 2006
WASH. D.C.
SECTION

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1 (Feb 1 – Feb 28/06) - AMENDMENT, filed April 26, 2006 for symbol ACO.NV.X
- Corporation's Form 1 (Mar 1 – Mar 31/06) – AMENDMENT, filed April 26, 2006 for symbol ACO.NV.X

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

PROCESSED
MAY 0 5 2006
THOMSON
FINANCIAL

Leslie Lawson
Corporate Secretarial Dept.

Encl.

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34745

AMENDMENT

Issuer : Atco Ltd.
Symbol : ACO.NV.X
Reporting Period: 02/01/2006 - 02/28/2006

Summary

Issued & Outstanding Opening Balance :	53,039,346	As at :	02/01/2006
	Effect on Issued & Outstanding Securities		
Employee Stock Option Plan	0		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	53,039,346		

Employee Stock Option Plan

Stock Options Outstanding Opening Balance: **1,694,600** As at : 02/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
02/28/2006	N			600	
Totals		0	0	600	0

Stock Options Outstanding Closing Balance: **1,694,000** As at : 02/28/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0


SEC MAIL
PROCESSING
MAY 03 2006
WASH, D.C.
192
SECTION

Filed on behalf of the Issuer by:

Name: Leslie Lawson
Phone: 4032927909
Email: leslie.lawson@atco.com
Submission Date: 04/26/2006 10:43:37
Last Updated: 04/12/2006 14:30:13

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34745

AMENDMENT

Issuer :	Atco Ltd.
Symbol :	ACO.NV.X
Reporting Period:	03/01/2006 - 03/31/2006

Summary

Issued & Outstanding Opening Balance :	53,039,346	As at :	03/01/2006
	Effect on Issued & Outstanding Securities		
Employee Stock Option Plan	35,500		
Other Issuances and Cancellations	-32,500		
Issued & Outstanding Closing Balance :	53,042,346		

Employee Stock Option Plan

Stock Options Outstanding Opening Balance: **1,694,000** As at : 03/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
03/31/2006	N		35,500		
Totals		0	35,500	0	0

Stock Options Outstanding Closing Balance: **1,658,500** As at : 03/31/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
03/31/2006	Issuer Bid	-32,500
Totals		-32,500


SEC MAIL PROCESSING
RECEIVED
MAY 0 3 2006
WASH. D.C.
192
SECTION

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	4032927909
Email:	leslie.lawson@atco.com
Submission Date:	04/26/2006 10:51:48
Last Updated:	04/26/2006 10:50:12